FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of     May 2008

Commission File Number         0-16174

            TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

            Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b):

82-

May 23, 2008

Dear Shareholder,

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Sunday, June 29, 2008 at 5:00 p.m. local time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Teva’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva ADRs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADRs, which will enable them to instruct The Bank of New York Mellon on how to vote the Teva ordinary shares represented by their ADRs with regard to the proposals listed in the Notice. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at (215) 591-8912 or in Israel at 972-3-926-7281.

Thank you for your cooperation.

Sincerely,

Eli Hurvitz

Chairman of the Board

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2008 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Sunday, June 29, 2008 at 5:00 p.m. local time.

The agenda for the Annual Meeting is to adopt the following resolutions:

1.	To receive and discuss the Company’s consolidated balance sheet as of December 31, 2007 and the consolidated statements of income for the year then ended.

2.	To approve the Board of Directors’ recommendation that the cash dividend for the year ended December 31, 2007, which was paid in four installments and aggregated NIS 1.60 (approximately US$0.39, according to the applicable exchange rates) per ordinary share (or ADR), be declared final.

3.	To elect the following five persons to the Board of Directors, each to serve as a director for a three-year term: Eli Hurvitz, Ruth Cheshin, Harold Snyder, Joseph (Yosi) Nitzani and Ory Slonim.

4.	To appoint Dr. Leora (Rubin) Meridor as a statutory independent director (as defined below) for an additional term of three years, following the expiration of her second term of appointment in December 2008.

5.	To approve the purchase of directors’ and officers’ liability insurance for the directors and officers of the Company and its subsidiaries, with annual coverage of up to $350 million for the period commencing on June 1, 2008 and ending no later than the later of the 2011 annual meeting of shareholders and June 1, 2011.

6.	To approve an increase in the per meeting cash remuneration paid to the directors of the Company to NIS 7,226 (approximately US$2,000) and in certain cases, as described in the proxy statement, NIS 10,839 (approximately US$3,000).

7.	To approve the Company’s 2008 employee stock purchase plan for U.S. employees, replacing a similar existing plan expiring shortly.

8.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2009 Annual Meeting of Shareholders and to authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

Only shareholders of record at the close of business on May 22, 2008 will be entitled to this notice of, and to vote at, the Annual Meeting. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Uzi Karniel, Adv.
Corporate Secretary

Appendix A – 2008 Employee Stock Purchase Plan for U.S. Employees

The Meeting

The 2008 Annual Meeting of Shareholders of the Company will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Sunday, June 29, 2008 at 5:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 22, 2008 will be entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall be entitled to one vote on all matters properly submitted at the Annual Meeting.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

Except as described in the following paragraph, the affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting.

The approval of the fourth proposal, relating to the extension of Dr. Leora (Rubin) Meridor’s term of appointment, and the sixth proposal, with respect to the two statutory independent directors only, are subject to satisfaction of one of the following additional conditions: (i) the majority of the votes cast at the meeting and voting in favor must include at least one-third of the votes of shareholders who are not controlling persons (as defined in the Israeli Companies Law) participating at the meeting, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of shareholders who are not controlling persons must not exceed 1% of the total voting rights in the Company.

Under the terms of the Depositary Agreement among Teva and The Bank of New York Mellon, which acts as the Depositary, and the holders of the Company’s American Depositary Receipts (“ADRs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADRs in accordance with the instructions provided by the holders of ADRs to the Depositary. If instructions are not received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADRs to a person designated by the Company.

Shareholder Nominations

Under the terms of Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate for consideration by the Company’s corporate governance and nominating committee in connection with the Company’s 2009 Annual Meeting of Shareholders must submit his or her proposal in writing to the Company at its corporate headquarters, at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, Attn: Corporate Secretary, no later than 14 days after the date of first publication by the Company of its 2008 consolidated financial results. Any proposal by a shareholder as set forth above must include the information required by Article 60(e) of Teva’s Articles of Association.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement or the Company’s annual report may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of either document to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7281, Attn: Investor Relations or in the United States at (215) 591-8912. If you want to receive separate copies of the Company’s annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews.

PROPOSAL 1: PRESENTATION OF FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Annual Meeting, Teva’s consolidated balance sheet as of December 31, 2007 and the consolidated statements of income for the year then ended, which are included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

PROPOSAL 2: APPROVAL OF 2007 DIVIDEND

The Board of Directors recommends that the shareholders approve the Board’s recommendation that the cash dividend for the year ended December 31, 2007, which was paid in four installments and aggregated NIS 1.60 (approximately US$0.39, according to the applicable exchange rates) per ordinary share (or ADR), be declared final.

PROPOSAL 3: ELECTION OF DIRECTORS

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that the shareholders approve the election of the following five persons, each to serve as a director for a three-year term, until Teva’s 2011 Annual Meeting of Shareholders: Eli Hurvitz, Ruth Cheshin, Harold Snyder, Joseph (Yosi) Nitzani and Ory Slonim. Messrs. Hurvitz and Snyder and Ms. Cheshin are currently Teva Board members; Messrs. Nitzani and Slonim are proposed new members of the Board. All such candidates (except Mr. Hurvitz) have been determined to be independent within the meaning of applicable NASDAQ regulations.

Directors

The following table sets forth information as to the directors of Teva as of February 15, 2008:

Name	Age	Director Since	Term Ends
Eli Hurvitz—Chairman (l)(2)	75	1968	2008
Dr. Phillip Frost—Vice Chairman	71	2006	2009
Roger Abravanel	62	2007	2009
Ruth Cheshin (2)	71	1989	2008
Abraham E. Cohen	70	1992	2010
Prof. Meir Heth	75	1977	2009
Prof. Roger Kornberg	60	2007	2010
Prof. Moshe Many	79	1987	2010
Dr. Leora (Rubin) Meridor (3)	60	2002	2008
Dan Propper	66	2007	2010
Dr. Max Reis	80	2001	2008
Prof. Michael Sela	84	1987	2008
Dov Shafir	76	1969	2009
Prof. Gabriela Shalev (3)	66	2003	2009
David Shamir	47	2004	2009
Harold Snyder	85	1996	2008

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President International.
(2)	Ruth Cheshin and Eli Hurvitz are sister- and brother-in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Persons Being Considered for Election at this Annual Meeting

Directors Subject to Reelection

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years and recently completed over forty years of employment at Teva. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of Neuro Survival Technologies Ltd. (a private company), Chairman of the Board of Pontifax Management (G.P.) Ltd. and Protalix Biotherapeutics Inc. and as a director of Vishay Intertechnology Inc. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He served as Chairman of the Board of Bank Leumi Le-Israel Ltd from 1986 to 1987 and was a member of the Advisory Committee of the Bank of Israel from 1991 to 1995. He was a director of Koor Industries Ltd. from 1997 through 2004 and a member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University from 2002 through 2005. In 2002, Mr. Hurvitz received the Israel Prize for Lifetime Achievement for a Unique Contribution to the Society and to The State of Israel, bestowed by The Ministry of Education of Israel. He received his B.A. in economics and business administration from the Hebrew University in 1957. Mr. Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards.

Harold Snyder previously served as Senior Vice President of Teva Pharmaceuticals USA, Inc., Teva’s principal U.S. subsidiary (“Teva USA”), and as President of Biocraft Laboratories, Inc. (Teva USA’s predecessor company), retiring from these positions in 1999. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in natural science from Columbia University in 1950.

Dr. Leora (Rubin) Meridor is subject to reappointment as a statutory independent director pursuant to Proposal 4 below.

Proposed New Directors

Joseph (Yosi) Nitzani (61) has served as a director of Adanim Mortgage Bank since 2006 and of Hadassah Medical Center since 1996. Between 2001 and 2007, Mr. Nitzani held various positions at Mizrahi-Tefachot Bank Ltd., including Vice President, Head of Capital Markets, Client Assets and Private Banking Divisions. Mr. Nitzani also served as a director of Tefachot Israeli Mortgage Bank Ltd. from 2003 to 2005. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and of The Tel-Aviv Stock Exchange from 1983 to 1991. Mr. Nitzani received his B.A in Economics from Bar-Ilan University in 1971 and his M.B.A (with distinction) from Tel Aviv University in 1974.

Ory Slonim, Advocate (65) has been an attorney in private practice since 1970 and served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, Mr. Slonim was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. He presently serves as a director and Chairman of the audit committee of U. Dori Engineering Works Corp. Ltd., director and Chairman of the audit committee of Oil Refineries Ltd. and as Vice Chairman of Harel Insurance Investments & Financial Services Ltd. From 1989 to 2006, Mr. Slonim served as a Special Consultant to the Minister of Defense. Since 2006, Mr. Slonim has served as Chairman of Variety Club in Israel, where he was President from 1994 to 2007. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Continuing Directors

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since the completion of the acquisition of Ivax Corporation in January 2006 and served as Chairman of the Board and Chief Executive Officer of Ivax from 1987 until 2006. He was also President of Ivax from 1991 until 1995. Dr. Frost presently serves as the Chairman of the Board and CEO of Opko Health, Inc., a specialty pharmaceutical company, and as Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost is a director of Northrop Grumman Corporation, Continucare Corporation Inc. and Modigene Inc. Within the past five years, Dr. Frost has also served as a director of Protalix BioTherapeutics, Inc. (formerly Orthondontix), Castle Brands, Inc. and Cellular Technical Services, and as Chairman of Ivax Diagnostics, Inc. and Whitman Education Group, Inc. He is a life member, and former Chairman, of the Board of Trustees of the University of Miami, co-Vice Chairman of the Board of Governors of the American Stock Exchange, a member of the Board of Trustees of The Scripps Research Institute and a member of the Board of Regents of the Smithsonian Institution. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel joined Teva’s Board in January 2007, following a distinguished career in business consulting at McKinsey & Company. Mr. Abravanel joined McKinsey in 1972 and served as a Principal since 1979, a Director since 1984 and held many leadership positions in industry practice groups including the specialty chemicals/pharmaceuticals practice. He retired from McKinsey in June 2006. Mr. Abravanel currently serves as an advisor to several public and private Italian institutions, including private equity funds in Israel and Italy, and including the Association of Business Leaders. Mr. Abravanel has served as a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V., a subsidiary of Teva, since June 2006 and serves as a director of Luxottica Group S.p.A., Valentino Fashion Group S.p.A., Marazzi Group S.p.A., Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering at the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

Abraham E. Cohen has served on Teva’s Board since 1992. He was Senior Vice President of Merck & Co. from 1982 to 1992, and from 1977 to 1988, served as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc. and Vasomedical, Inc.

Prof. Meir Heth has served on Teva’s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for an extended period. Prof. Heth served as Chairman of the Board of Bank Leumi Le-Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962 to 1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as a director of Nilit Ltd. Between 1995 and 2007, he served as Chairman of Psagot Ofek Investment House Ltd. Prof. Heth has been designated as the financial expert on Teva’s audit committee for the purposes of SEC regulations and was determined by the Board to be a financial and accounting expert under Israeli law. Prof. Heth is also the Chairman of the executive sessions of the Board.

Prof. Roger D. Kornberg is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has been a professor since 1978. Prior to joining Stanford, he served as a professor at Harvard Medical School. Prof. Kornberg received a B.A. degree from Harvard in 1967 and a Ph.D. degree in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the United States, the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the U.S. National Academy of Sciences and an honorary member of other academies and professional societies in the United States, Europe and Japan.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashkelon Academic College since January 2002. He previously served as the President of the Tel Aviv International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He is currently a director of Rosetta Genomics Ltd. and served as a director of Zim Integrated Shipping Services Ltd. until 2007. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969.

Dan Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as a director of Check Point Software Technologies Ltd., First International Bank of

Israel Ltd., Delta Galil Industries Ltd. and a number of private companies. Mr. Propper is also a member of the board of trustees of the Technion and Ben-Gurion University and a member of the executive committees of the Weizmann Institute of Science and Tel Aviv University. Mr. Propper earned a B.S., summa cum laude, in Chemical Engineering and Food Technology from the Technion.

Dr. Max Reis is Chairman of Degem Systems Ltd. and serves as a director of Oridion Medical Ltd., Yachin Hakal Ltd. and Gaon Holdings. From 1971 until 1986, he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990, he served as President of the Technion-Israel Institute of Technology. From 1992 until 1999, he was Chairman of the Audit Committee of the board of directors of the Union Bank of Israel. Dr. Reis has a Ph.D. in chemical engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School. Dr. Reis’s term is to expire following the upcoming Annual Meeting of Shareholders.

Prof. Michael Sela is the Institute Professor of Immunology at the Weizmann Institute of Science, where he was President from 1975 to 1985 and served as a Deputy Chairman of the Board of Governors from 1985 to 2004. He received his Ph.D. degree in biochemistry from the Hebrew University in 1954. He is the recipient of nine honorary doctoral degrees from institutions in the U.S., France, Mexico and Israel. He is a member of 15 Academies of Science in various countries, including the U.S. National Academy of Sciences. Prof. Sela’s term is to expire following the upcoming Annual Meeting of Shareholders, at which time Prof. Sela will become a Director Emeritus in accordance with the Company’s Articles of Association.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva’s Board of Directors from 1992 until 2002. He served as a director of “Am-Shav”- Initiative and Technological Applications Ltd. from 2004 until 2006. Mr. Shafir serves as a director of Ofer Technologies Ltd.

Prof. Gabriela Shalev was a member of the Faculty of Law of the Hebrew University from 1964 until 2002, and served as Professor of Contract Law from 1986 to 2002. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was director, and chair of the audit committee, of Bank Hapoalim Ltd. from 1990 until 1996. From 1995 until 2005, she was director, and chair of the audit committee, of the Israel Electric Corporation Ltd., and from 2001 until 2007 she was a director of Osem Investments Ltd. Currently, she is also a director of Delek Group Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a statutory independent director under Israeli law and was determined by the Board to have professional competence under Israeli law.

David Shamir has served as the General Manager of Texas Instruments Israel Ltd. since 2001. From 1986 to 2001, he served in several R&D and management positions in Motorola Semiconductor Israel Ltd. He received his B.Sc. in computer engineering from the Technion-Israel Institute of Technology in 1986.

Board Practices and Committees

Teva’s Board of Directors is comprised of 16 persons, of whom 13 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “—Statutory Independent Directors/Financial Experts” below. The terms of the directors are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Eli Hurvitz, Dr. Phillip Frost and Prof. Michael Sela.

All directors are entitled to review and retain copies of Teva’s documentation and examine Teva’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the Board or by court).

Annual Meetings. Teva encourages directors to attend annual shareholders meetings. A majority of the directors attended the 2007 annual meeting.

Board Practices and Procedures. Teva’s Board members are generally elected for terms of three years. Teva believes that multi-year terms allow Teva’s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business. Teva also provides an orientation and continuing education program for board members which includes lectures, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. Meetings of the Board of Directors are generally held every four to six weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates is presented in the table below.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) one time during 2007. They will continue to meet in executive session on a regular basis. Prof. Meir Heth serves as Chairman of the executive sessions of the Board.

Director Service Contracts. Teva does not have any contracts with any of its directors that provide for benefits upon termination of employment.

Home Country Practice. Except as described below, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 4350(f) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholder meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

Under the Israeli Companies Law, publicly held Israeli companies such as Teva are required to nominate and elect at least two directors who are required to meet the independence criteria of the Israeli Companies Law (“statutory independent directors”), who must serve on the audit committee. All other Board committees (other than committees constituted solely as advisory committees) must include at least one such statutory independent director. The statutory independent directors are appointed at the general meetings by the holders of a majority of Teva’s ordinary shares and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed in companies like Teva for additional three-year terms, subject to certain conditions (including approval by Teva shareholders at a general meeting) as provided under Israeli regulations. Regulations promulgated under Israeli law set the compensation that may be paid to statutory independent directors. Dr. Leora (Rubin) Meridor and Prof. Gabriela Shalev currently serve as Teva’s two statutory independent directors.

Israeli law further requires that at least one statutory independent director have financial and accounting expertise, and that the other statutory independent director have professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business.

Dr. Leora (Rubin) Meridor was determined by the Board of Directors to be a financial and accounting expert under Israeli law, and Prof. Gabriela Shalev was determined by the Board to have professional competence.

The Board of Directors has also adopted a policy to require at least two directors who are financial experts in accordance with Israeli law, in addition to the one statutory independent director required under Israeli law, to qualify as a financial expert in accordance with Israeli law. Accordingly, Prof. Meir Heth and Eli Hurvitz were determined by the Board of Directors to be financial and accounting experts.

Committees of the Board

Teva’s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee (other than committees constituted solely as advisory committees) must include at least one statutory independent director. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these Board committees is presented in the table below.

Teva has adopted charters for its audit, compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee consisting of at least three directors. The audit committee must include all statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving transactions with affiliates, as described in our annual report on Form 20-F under “Item 10: Additional Information—Memorandum and Articles of Association—Directors’ Powers.”

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, Teva’s audit committee is directly responsible for the appointment, compensation and oversight of Teva’s independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring Teva’s financial statements, the effectiveness of its internal controls and its compliance with legal and regulatory requirements. Teva’s audit committee charter sets forth the scope of the committee’s responsibilities, including: its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. See our annual report on Form 20-F under “Item 16A: Audit Committee Financial Expert.”

Compensation Committee

The purpose of the compensation committee is to carry out on behalf of the Board of Directors the responsibilities of the Board relating to compensation of the Company’s chief executive officer and other senior officers. The committee is responsible for establishing annual and long-term performance goals and objectives for Teva’s officers, as well as reviewing the overall compensation philosophy of the Company. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to assist the Board in fulfilling its responsibilities with respect to the (i) identification of individuals who are qualified to become (or be re-elected as) board members; (ii) development and/or implementation of corporate governance principles and proposal of such principles to the Board for its approval; and (iii) review at least annually of the principles of corporate governance approved by the Board, with the purpose of evaluating the compliance with such principles, as well as their relevance and conformance with legal requirements. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Finance Committee

The finance committee is responsible for overseeing Teva’s financial strategies and policies, risk management and financial controls and reporting, as well as a variety of other financial-related matters.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of Teva’s relationship with the scientific community.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva’s involvement in the community, public policy issues affecting Teva and its relationships with medical, educational and cultural institutions, including charitable donations.

Current Members of Board Committees

Name	Audit	Compensation	Corporate Governance and Nominating	Finance	Science and Technology	Community Affairs
E. Hurvitz				✓*	✓	✓*
Dr. P. Frost					✓*
R. Abravanel				✓
R. Cheshin						✓
A. E. Cohen		✓	✓		✓
Prof. M. Heth	✓		✓*	✓
Prof. R. Kornberg					✓
Prof. M. Many	✓	✓*	✓		✓+
Dr. L. Meridor	✓	✓	✓	✓	✓	✓
D. Propper				✓
Dr. M. Reis	✓				✓
Prof. M. Sela					✓	✓
D. Shafir	✓*					✓
Prof. G. Shalev	✓	✓	✓	✓	✓	✓
D. Shamir	✓	✓	✓
H. Snyder					✓

Key:	“✓” Member; “*” Chairman; “+” Vice Chairman.

Board and Committee Meetings

Name of Body	No. of Meetings in 2007	Average Attendance (%)
Board of Directors	16	91
Audit Committee	13	93
Compensation Committee	8	94
Corporate Governance and Nominating Committee	7	85
Finance Committee	4	88
Science and Technology Committee	1	89
Community Affairs Committee	2	81

Code of Ethics

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department; the code is also available on our website at www.tevapharm.com. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. The Board of Directors has also approved a whistleblower policy, which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its Board of Directors. Teva has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Related Party Transactions

On March 9, 2007, Novopharm, Teva’s Canadian subsidiary, purchased two facilities, including buildings and land, from corporations controlled by members of the family of Leslie Dan, Chairman of Novopharm and a former Teva director. The first facility, located at 30 Novopharm Court, Toronto, Canada, was purchased for CDN $29,000,000. The second facility, located at 5691 Stouffville, Ontario, Canada, was purchased for CDN $12,500,000. Each of the facilities had been leased by Novopharm prior to purchase.

In September 2006, Teva sold the former headquarters of Ivax Corporation, consisting of approximately 150,000 sq. ft. of office space, land and the adjacent parking facility, together with certain related equipment and service contracts, to an affiliate of Dr. Phillip Frost, Teva’s Vice Chairman of the Board, for a cash purchase price of $18 million, which was determined by Teva to reflect the fair market price for such property based on advice from an independent appraisal. Ivax, in turn, leased back approximately 84,000 square feet of the facility for an annual rent of approximately $1.7 million (including operational and service costs) for a one-year term, renewable by Teva for an additional one year term upon 120 days notice. Such amount was determined by Teva not to exceed the fair market rent for the property, following a review of commercial rental market for such space. In accordance with the lease, Teva USA exercised its option on the one-year renewal, which will expire on September 7, 2008.

In September 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development of two proteins, using Protalix’s plant cell culture platform. Under the agreement, the two companies will collaborate on research and development of the proteins utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix, and Dr. Phillip Frost, Vice Chairman of the Board, is a director of Protalix. Mr. Hurvitz and Dr. Frost each own certain equity interests in Protalix.

In October 2006, Teva and Jexys Medical Research Services & Development Co. Ltd. entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. Harold Snyder, a director of Teva, is a shareholder of Jexys, and Arik Yaari, president of Teva’s API division, is a director and shareholder of Jexys.

In January 2007, Teva and Se-cure Pharmaceuticals Ltd entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

All related party transactions described above have been reviewed and approved by Teva’s audit committee and Board of Directors.

PROPOSAL 4: APPOINTMENT OF STATUTORY INDEPENDENT DIRECTOR

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that the shareholders approve the extension of the appointment of Dr. Leora (Rubin) Meridor as a statutory independent director for an additional term of three years following the expiration of her second three-year term of appointment in December 2008.

Under the Israeli Companies Law, the Company is required to nominate and elect at least two statutory independent directors. The audit committee and Board recognize Dr. Meridor’s expertise and unique contribution as a statutory independent director to the Board and various committees and therefore approved the extension of her term for an additional three-year period.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd from 2001 to 2005. She served as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management

Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She served as director of NICE Systems Ltd. from 2002 until 2007 and of Isrotel Ltd. from 2001 until 2007. She presently serves on the boards of directors of Alrov (Israel) Ltd., Delta Galil Ltd., Gilat Satellite Networks Ltd., GEJ Yizum Ltd., Osem Investment Ltd., Weizmann Institute of Science and Betzalel Academy of Art.

PROPOSAL 5: APPROVAL OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

The Israeli Companies Law requires shareholder approval of the purchase of liability insurance for directors. The purchase of such insurance is standard practice for companies similar to Teva, and Teva believes that the purchase of such insurance is critical to maintaining and attracting quality directors. The audit committee of the Board of Directors approved, and the Board of Directors approved and recommends that the shareholders approve, the purchase of directors’ and officers’ liability insurance for the directors and officers of the Company and its subsidiaries, with annual coverage of up to $350 million for the period commencing on June 1, 2008 and ending no later than the later of the 2011 annual meeting of shareholders and June 1, 2011. However, in accordance with the Israeli Companies Law, such proposed liability insurance for directors and officers will not provide coverage for: (i) violations of the “duty of loyalty” towards the company, if the director did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the company; (ii) breaches of the duty of care if committed intentionally or recklessly, or (iii) liability for acts committed with the intent to derive an illegal personal gain or monetary fines or penalties.

PROPOSAL 6: APPROVAL OF INCREASE OF DIRECTORS’ CASH REMUNERATION

Unlike US law, the Israeli Companies Law requires shareholder approval of cash remuneration paid to directors. The substantial growth in the Company’s volume of activities, the continued expansion of its activities to new regions, the associated complexities of the Company’s operations and the increased responsibilities resulting from such developments, require the continued identification, recruitment and appointment of Board members of the highest professional level and reputation. In order to help ensure the Company’s continued ability to retain Board members meeting these high standards, Teva’s compensation committee has recommended, and the audit committee and Board of Directors have each approved, and recommends that the shareholders approve, the increase in the directors’ per meeting remuneration described below.

The proposed remuneration is as follows: cash remuneration for director’s participation, including the Chairman and the Vice Chairman, in each meeting shall be NIS 7,226 (approximately US$2,000), or, if the director’s participation in the meeting requires air travel to the location where the meeting is to take place, NIS 10,839 (approximately US$3,000). The current cash remuneration per meeting is NIS 4,843 (approximately US$1,340). In addition, the directors receive annual fees in the amount of NIS 205,262 (approximately US$56,800) or in the case of Committee Chairmen, NIS 256,578 (approximately US$71,000), except for the Chairman and Vice Chairman of the Board, who receive annual fees of NIS 1,351,056 and NIS 1,238,468, respectively (approximately US$374,000 and US$342,000). All such remuneration is subject to adjustment in accordance with changes in the Israeli Consumer Price Index from the date of approval. Any full-time Teva employees who may serve on the Board would not be entitled to this cash remuneration, including the proposed increased per meeting remuneration. (For comparison purposes, all US Dollar amounts in this paragraph are calculated on the basis of the NIS/US$ exchange rate on April 10, 2008, the date the proposed change in remuneration was approved by the Board.)

The above increase in per meeting remuneration will apply also to the remuneration paid to the two statutory independent directors, since their remuneration is set in accordance with the remuneration of the other directors. However, under Israeli law, approval of this proposal with respect to the two statutory independent directors must be obtained as described under “The Meeting—Quorum, Required Vote and Voting Procedure” above.

PROPOSAL 7: APPROVAL OF 2008 EMPLOYEE STOCK PURCHASE PLAN FOR U.S. EMPLOYEES

The Board of Directors recommends that the shareholders approve the Teva Pharmaceutical Industries Limited 2008 Employee Stock Purchase Plan for U.S. Employees (the “Stock Purchase Plan”).

The Board of Directors has adopted the Stock Purchase Plan, subject to shareholder approval, to replace a substantially identical employee stock purchase plan that is scheduled to expire on September 3, 2008. The Stock Purchase Plan is intended to provide employees of each United States subsidiary of the Company with an opportunity to purchase the Company’s ADRs on a tax-qualified basis.

The Company is seeking shareholder approval of the Stock Purchase Plan so that it will qualify as an “employee stock purchase plan” under Section 423 of the US Internal Revenue Code of 1986, as amended from time to time (the “Code”). In the event that the Company’s shareholders do not approve the Stock Purchase Plan, no offerings will commence. Up to an aggregate of 3,500,000 ADRs may be purchased by participants under the Stock Purchase Plan. Such ADRs (as well as the underlying shares) may be either newly-issued or already outstanding. The closing price of the ADRs on Nasdaq on May 16, 2008 was $46.51 per ADR.

The following summary of the Stock Purchase Plan is qualified in its entirety by reference to the text of the Stock Purchase Plan, a copy of which is attached as Appendix A to this Proxy Statement.

Administration

The Stock Purchase Plan will be administered by the compensation committee of the board of directors of Teva USA. Subject to the provisions of the Stock Purchase Plan, the Teva USA compensation committee will have the discretionary authority to construe, interpret and to adjudicate all disputed claims under the Stock Purchase Plan and may adopt rules and regulations for the interpretation and administration of the Stock Purchase Plan.

Eligibility

Employees of each U.S. subsidiary of the Company are eligible to participate if they are employed by such a subsidiary on the first trading day of each offering period. However, no employee is eligible to participate who, after the grant of options under the Stock Purchase Plan, would own (including all ADRs which may be purchased under any outstanding options under the Stock Purchase Plan) five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company. Approximately 4,600 employees are eligible to participate in the Stock Purchase Plan.

Participation / Grant and Exercise of Option / Payroll Deductions / Delivery of ADRs

The Stock Purchase Plan provides for consecutive three-month offering periods (or other offering periods as determined by the board of directors of Teva USA) during which participating employees may authorize after-tax payroll deductions of a specific whole percentage of his or her compensation between 1% and 10%, subject to a limit of the amount that will purchase no more than $25,000 of ADRs in any one calendar year based on the fair market value of the ADRs measured as of the first trading day in the applicable offering period (the “enrollment date”). On each enrollment date, each participating employee will be granted an option to purchase, on the last day of the applicable offering period (each, an “exercise date”), the number of ADRs that may be purchased with the accumulated payroll deductions in his or her account as of the applicable exercise date. The purchase price for each option will be 85% of the fair market value of the ADRs on the exercise date. Unless a participant withdraws from the Stock Purchase Plan, his or her accumulated payroll deductions will automatically be used to exercise the options on the applicable exercise date.

Upon a participant’s ceasing to be an employee of a United States subsidiary of the Company for any reason, he or she will be deemed to have elected to withdraw from the Stock Purchase Plan, and such participant’s account balance will be distributed to him or her as soon as practicable. No further ADRs will be purchased for such participant.

Adjustment Relating to ADRs

The number of ADRs that may be purchased pursuant to options granted under the Stock Purchase Plan and the price per share of each option under the Stock Purchase Plan that has not yet been exercised shall be proportionately adjusted by the Board of Directors for any increase or decrease in the number of issued ADRs resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the ADRs, or any other increase or decrease in the number of ADRs effected without receipt of consideration by the Company. In the event the Company proposes to merge with or into another corporation or proposes to sell all or substantially all of its assets, each option under the Stock Purchase Plan shall be assumed, or an equivalent option shall be substituted by the successor or amalgamated corporation, unless the Board of Directors elects to shorten the offering period then in effect by setting a new exercise date.

Amendment and Termination of the Stock Purchase Plan

The Board of Directors may at any time and for any reason terminate or amend the Stock Purchase Plan without shareholder approval, except as required to satisfy Section 423 of the Code. Except as provided above in “Adjustments Relating to ADRs,” no termination or amendment may adversely affect options previously granted; provided, that an offering period may be terminated by the Board of Directors on any exercise date if it determines that the termination of the Stock Purchase Plan is in the best interests of the Company and its shareholders.

Term

The Stock Purchase Plan became effective (subject to the approval by the shareholders) upon its adoption by the Board of Directors on May 5, 2008 and will continue in effect for a term of ten years thereafter unless all ADRs authorized to be sold under it have been exhausted or the plan is otherwise terminated sooner.

PROPOSAL 8: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that the shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2009 Annual Meeting of Shareholders, and further authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Independent Registered Public Accounting Firm Fees

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2007	2006
	(U.S. $ in thousands)
Audit Fees	9,148	9,628
Audit-Related Fees	1,101	236
Tax Fees	5,981	5,312
All Other Fees	43	9

Total	16,273	15,185

The audit fees for the years ended December 31, 2007 and 2006 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2007 and 2006, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2007 and 2006, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2007 and 2006, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refunds, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2007 and 2006 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

APPENDIX A

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

2008 EMPLOYEE STOCK PURCHASE PLAN

FOR U.S. EMPLOYEES

1. Purpose. The purpose of the Plan is to provide employees of each Designated Employer with an opportunity to purchase ADSs of Teva Pharmaceutical Industries Limited through accumulated payroll deductions. It is the intention of the Issuer, the Company and the other Designated Employers to have the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions.

(a) “1998 ESPP” shall mean the Teva Pharmaceutical Industries Limited Employee Stock Purchase Plan for U.S. Employees, as adopted by the Issuer Board on September 3, 1998.

(b) “ADSs” shall mean the American Depositary Shares of the Issuer, each representing one Ordinary Share of the Issuer.

(c) “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(d) “Committee” shall mean the Compensation Committee of the Company Board or an administrative committee appointed by the Issuer Board, which shall be the administrative committee for the Plan.

(e) “Company” shall mean Teva Pharmaceuticals USA, Inc.

(f) “Company Board” shall mean the Board of Directors of the Company.

(g) “Compensation” shall mean all wages, salary, overtime, bonuses, and commissions.

(h) “Designated Employer” shall mean each United States Subsidiary.

(i) “Employee” shall mean any individual who is an employee of any Designated Employer for purposes of tax withholding under the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Designated Employer, as applicable. Where the period of leave exceeds 90 days and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the 91st day of such leave.

(j) “Enrollment Date” shall mean the first Trading Day of each Offering Period.

(k) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

(l) “Exercise Date” shall mean the last Trading Day of each Offering Period.

(m) “Fair Market Value” shall mean, as of any date, the value of the ADSs determined as follows:

(1) If the ADSs are listed on any established stock exchange or a national market system, including without limitation the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”), its Fair Market Value shall be the average of the high and low sale price for the ADSs (or the average of the closing bid and asked prices, if no sales were reported), as quoted on such exchange (or the exchange with the greatest volume of trading in ADSs) or system on the date of such determination, if such date is a Trading Day, or if such date is not a Trading Day, then on the Trading Day immediately preceding such date, as reported in The Wall Street Journal or such other source as the Company Board deems reliable; or

(2) If the ADSs are quoted on NASDAQ (but not on the National Market System thereof) or are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the average of the closing bid and asked prices for the ADSs on the date of such determination, if such date is a Trading Day, or if such date is not a Trading Day, then on the Trading Day immediately preceding such date, as reported in The Wall Street Journal or such other source as the Company Board deems reliable; or

(3) In the absence of an established market for the ADSs, the Fair Market Value thereof shall be determined in good faith by the Company Board.

(n) “Issuer” shall mean Teva Pharmaceutical Industries Limited.

(o) “Issuer Board” shall mean the Board of Directors of the Issuer.

(p) “Offering Period” shall mean, subject to the second sentence of Section 4 hereof, each quarter commencing on the first Trading Day on or after January 1, April 1, July 1, and October 1 ending on or prior to the following March 31, June 30, September 30, and December 31, respectively; provided, however that the first Offering Period shall commence on July 1, 2008 and shall end on September 30, 2008.

(q) “Ordinary Shares” shall mean the ordinary shares of the Issuer, NIS 0.1 par value per share.

(r) “Parent” shall mean a corporation which is a “parent corporation” of the Issuer within the meaning of section 424(e) of the Code.

(s) “Plan” shall mean this Teva Pharmaceutical Industries Limited 2008 Employee Stock Purchase Plan for U.S. Employees.

(t) “Purchase Price” shall mean an amount equal to 85% of the Fair Market Value of an ADS on the Exercise Date.

(u) “Reserves” shall mean the number of ADSs covered by each option under the Plan which have not yet been exercised and the number of ADSs which have been authorized for issuance under the Plan but not yet placed under option.

(v) “Subsidiary” shall mean a corporation which is a “subsidiary corporation” of the Issuer within the meaning of section 424(f) of the Code.

(w) “Trading Day” shall mean a day on which national stock exchanges and NASDAQ are open for trading.

3. Eligibility.

(a) Each person who is an Employee, on a given Enrollment Date, shall be eligible to participate in the Plan.

(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Employee would own the ADSs (together with stock owned by any other person or entity that would be attributed to such Employee pursuant to section 424(d) of the Code) of the Issuer (including, for this purpose, all shares of stock subject to any outstanding options to purchase such stock, whether or not currently exercisable and irrespective of whether such options are subject to the favorable tax treatment of section 421(a) of the Code) possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Issuer or of any Parent or Subsidiary, or (ii) which permits his or her rights to purchase stock under all employee stock purchase plans (within the meaning of section 423 of the Code) of the Issuer and its Parents and Subsidiaries to accrue at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) worth of the ADSs (determined at the Fair Market Value of the ADSs at the time such option is granted) for each calendar year in which such option is outstanding at any time. The limitation described in clause (ii) of the preceding sentence shall be applied in a manner consistent with Section 423(b)(8) of the Code.

4. Offering Periods. The Plan shall be implemented by consecutive Offering Periods continuing from the first Offering Period until terminated in accordance with Section 18 hereof. The Company Board shall have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without shareholder approval if such change is announced at least twenty-five (25) days prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. Participation.

(a) An Employee may become a participant in the Plan for an Offering Period by completing a subscription agreement authorizing payroll deductions in substantially the form of Exhibit A to this Plan and filing it with the Committee (or such person as may be designated by the Committee from time to time) no later than the 20th day of the month immediately prior to the applicable Enrollment Date, unless a later time for filing the subscription agreement is set by the Company Board for all Employees with respect to a given Offering Period. Notwithstanding anything herein to the contrary, with respect to the first Offering Period hereunder only, any subscription agreement for the first Offering Period delivered by an Employee to the Committee (or such person as may be designated by the Committee from time to time) pursuant to 1998 ESPP shall cause such Employee to be a Participant for such Offering Period and any payroll deductions made pursuant to such subscription agreement under the 1998 ESPP shall be deemed a payroll deduction pursuant to this Plan.

(b) Payroll deductions for a participant shall commence on the first payroll date on or following the Enrollment Date and shall end on the last payroll date in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

6. Payroll Deductions.

(a) At the time a participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in an amount (expressed as a whole number percentage) not exceeding ten percent (10%) of the Compensation which he or she receives on each pay day during the Offering Period; provided, however, that the maximum number of ADSs which may be purchased by any participant during any Offering Period is the number of ADSs equal to (i) $25,000 minus the Fair Market Value of the number of ADSs previously purchased during such calendar year, such Fair Market Value determined as of each such prior Enrollment Date during the calendar year with respect to which the ADSs were previously purchased, divided by (ii) the Fair Market Value of the ADSs on the Enrollment Date for the current Offering Period.

(b) All payroll deductions made for a participant shall be credited to his or her account under the Plan and will be withheld in whole percentages only. A participant may not make any additional payments into such account.

(c) A participant may discontinue his or her participation in the Plan, as provided in Section 10 hereof, at any time during the Offering Period prior to the Exercise Date. Once an Offering Period has commenced, a participant may not increase or decrease the rate of his or her payroll deductions for that Offering Period, but may, during that Offering Period, increase or decrease the rate of his or her payroll deductions for the next succeeding Offering Period, by completing or filing with the Committee (or such person as may be designated by the Committee from time to time) a new subscription agreement, no later than the 20th day of the month immediately prior to the end of that Offering Period, authorizing a change in payroll deduction rate. A participant’s subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(d) Notwithstanding the foregoing, a participant’s payroll deductions may be decreased by the Committee to 0% (i) at any time, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, and (ii) for each Offering Period, at such time during such Offering Period that the aggregate Fair Market Value of the ADSs (measured as of the date of each respective Enrollment Date)

previously purchased when added to the Fair Market Value of the ADSs to be purchased with respect to such then current Offering Period equals or would exceed $25,000 in such calendar year. Subject to the preceding sentence, payroll deductions shall recommence at the rate provided in such participant’s subscription agreement at the beginning of the next succeeding Offering Period, unless terminated by the participant as provided in Section 10 hereof.

(e) At the time the option is exercised, in whole or in part, or at the time some or all of the ADSs issued under the Plan are disposed of, the participant must make adequate provisions for the Designated Employer’s federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the ADSs. At any time, the Designated Employer may, but will not be obligated to, withhold from the participant’s compensation the amount necessary for the Designated Employer to meet applicable withholding obligations, including any withholding required to make available to the Designated Employer any tax deductions or benefits attributable to sale or early disposition of the ADSs by the Employee.

7. Grant of Option. On the Enrollment Date of each Offering Period, each Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date of such Offering Period (at the applicable Purchase Price) up to a number of ADSs determined by dividing such Employee’s payroll deductions accumulated prior to such Exercise Date and retained in the participant’s account as of the Exercise Date by the applicable Purchase Price; provided, however, that the maximum number of ADSs which may be purchased by any participant during any Offering Period is the number of ADSs equal to (i) $25,000 minus the Fair Market Value of the number of ADSs previously purchased during such calendar year, such Fair Market Value determined as of each such prior Enrollment Date during the calendar year with respect to which such shares were previously purchased, divided by (ii) the Fair Market Value of the ADSs on the Enrollment Date for the current Offering Period, and provided, further, that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof, and shall expire on the last day of the Offering Period.

8. Exercise of Option. Unless a participant withdraws from the Plan as provided in Section 10 hereof, his or her option for the purchase of ADSs will be exercised automatically on the Exercise Date, and, subject to the limitations set forth in Sections 3(b), 7 and 12 hereof, the maximum number of full and fractional ADSs subject to option shall be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. During a participant’s lifetime, a participant’s option to purchase ADSs hereunder is exercisable only with respect to such participant.

9. Crediting of ADSs and Delivery or Sale of ADSs. As promptly as practicable after each Exercise Date on which a purchase of ADSs occurs, the Company (or the applicable Designated Employer) shall arrange for the full and fractional portion of the ADSs to be deposited in the brokerage account of each participant at a brokerage house designated by the Committee. The ADSs shall be held in such brokerage account until such time as the participant, or his or her designated beneficiary or estate in the event of a participant’s death, requests delivery of a certificate representing any of the ADSs or requests that any ADSs be sold and the proceeds therefrom be distributed to such participant; provided, however, that no ADSs may be withdrawn or sold unless and until after such time as the Plan has been approved by the shareholders of the Issuer holding a majority of its outstanding ADSs and Ordinary Shares. Upon the request of a participant, or his or her designated beneficiary or estate in the event of a participant’s death, any fractional ADSs will be distributed in cash in the form of a check having a value equal to the value of such fractional ADSs.

10. Withdrawal; Termination of Employment.

(a) A participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time prior to the Exercise Date of an Offering Period by giving written notice to the Committee (or such person as may be designated by the Committee from time to time) in the form of Exhibit B to this Plan. All of the participant’s payroll deductions credited to his or her account will be paid to such participant promptly after receipt of notice of withdrawal and such participant’s option for the Offering Period will be automatically terminated, and no further payroll deductions for the purchase of ADSs will be made during the Offering Period. If a participant withdraws from the Plan during an Offering Period, he or she may not resume participation until the next Offering Period. He or she may resume participation for any other Offering Period by delivering to the Committee (or such person as may be designated by the Committee from time to time) a new subscription agreement no later than the 20th day of the month immediately prior to the Enrollment Date for such Offering Period.

(b) Upon a participant’s ceasing to be an Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such participant’s account during the Offering Period but not yet used to exercise the option will be distributed to such participant or, in the case of his or her death, to his or her estate, and such participant’s option will be automatically terminated. Unless otherwise determined by the Committee, any full or fractional ADSs held in the brokerage account of such participant shall remain in such account until such participant or, in the case of his or her death, his or her estate, requests that a certificate representing the full ADSs be distributed or that such ADSs be sold and the proceeds from the sale distributed to the participant, or such other person. Upon a participant’s request, any fractional ADSs will be distributed in cash in the form of a check having a value equal to the value of such fractional ADSs; provided, however, that, in the discretion of the Committee, the participant may be responsible for any fees associated with the maintenance of his or her account following such termination of employment.

(c) A participant’s withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Issuer, the Company or any other Designated Employer.

11. Interest.

No interest or other increment shall accrue or be payable with respect to any of the payroll deductions of a participant in the Plan.

12. Stock.

(a) The maximum number of ADSs which shall be made available for sale under the Plan shall be 3,500,000, subject to adjustment upon changes in capitalization of the Issuer as provided in Section 17 hereof. The ADSs granted pursuant to the Plan may be (i) authorized but unissued ADSs, (ii) authorized and issued ADSs held by the Issuer, the Company or any other of the Issuer’s subsidiaries, or (iii) acquired by the Issuer, the Company or any other of the Issuer’s subsidiaries for the purposes of the Plan. If on a given Exercise Date the number of ADSs with respect to which options are to be exercised exceeds the number of ADSs then available under the Plan, the Committee shall make a pro rata allocation of the ADSs remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

(b) No participant will have an interest or voting right in ADSs covered by his option until such option has been exercised. All ADSs held in a participant’s brokerage account on behalf of a participant shall be voted by such participant. Dividends accruing on the ADSs, if any, held in a participant’s brokerage account shall be reinvested in ADSs at the full market value of such ADSs at the time of purchase and deposited in such brokerage account until such time as the participant requests delivery or sale of the ADSs as set forth in Section 9 herein.

(c) ADSs to be deposited into a participant’s brokerage account under the Plan will be registered in the name of the participant.

13. Administration. The Plan shall be administered by the Committee. The Committee shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. The Committee shall also have authority to develop, amend and terminate rules governing the operation of the Plan in conformity with the terms of the Plan. Every finding, decision and determination made by the Committee shall, to the full extent permitted by law, be final and binding upon all parties.

14. Transferability. Neither payroll deductions credited to a participant’s account nor any rights with regard to the exercise of an option or to receive ADSs under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Committee may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

15. Use of Funds. All payroll deductions received or held by any Designated Employer under the Plan may be used by such Designated Employer for any corporate purpose, and the Designated Employer shall not be obligated to segregate such payroll deductions.

16. Reports. Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating Employees at least annually, within such time as the Committee may reasonably determine, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of full and fractional ADSs purchased and held in the participant’s brokerage account.

17. Adjustments Upon Changes in Capitalization.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Issuer, the Reserves as well as the price per ADS covered by each option under the Plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued ADSs resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the ADSs, or any other increase or decrease in the number of ADSs or Ordinary Shares effected without receipt of consideration by the Issuer; provided, however, that conversion of any convertible securities of the Issuer shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Issuer Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Issuer of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of ADSs subject to an option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of a Designated Employer or the Issuer, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Issuer Board.

(c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Issuer, or the merger of the Issuer with or into another corporation, each option under the Plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Issuer Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the Offering Period then in progress by setting a new Exercise Date (the “New Exercise Date”). If the Issuer Board shortens the Offering Period then in progress in lieu of assumption or substitution in the event of a merger or sale of assets, the Issuer Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for his or her option has been changed to the new Exercise Date and that his or her option will be exercised automatically on the new Exercise Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 10 hereof. For purposes of this paragraph, an option granted under the Plan shall be deemed to be assumed if, following the sale of assets or merger, the option confers the right to purchase, for each ADS subject to the option immediately prior to the sale of assets or merger, the consideration (whether stock, cash or other securities or property) received in the sale of assets or merger by holders of the ADSs for each ADS held on the effective date of the transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding ADSs and Ordinary Shares); provided, however, that if such consideration received in the sale of assets or merger was not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Issuer Board may, with the consent of the successor corporation and the participant, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its parent equal in Fair Market Value to the per share consideration received by holders of the ADSs in the sale of assets or merger.

The Issuer Board may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per ADS covered by each outstanding option, in the event the Issuer effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of its outstanding ADSs or Ordinary Shares, and in the event of the Issuer being consolidated with or merged into any other corporation.

18. Amendment or Termination.

(a) The Issuer Board may at any time and for any reason terminate or amend the Plan. Except as provided in Section 17 hereof, no such termination may adversely affect options previously granted; provided, that an Offering Period may be terminated by the Issuer Board on any Exercise Date if the Issuer Board determines that the termination of the Plan is in the best interests of the Issuer and its shareholders. Except as provided in Section 17 hereof, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law or regulation), the Issuer shall obtain shareholder approval in such a manner and to such a degree as required.

(b) Without shareholder consent and without regard to whether any participant rights may be considered to have been “adversely affected,” the Company Board (or the Committee) shall be entitled to change the Offering Periods, limit the frequency or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in a Designated Employer’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods or accounting and crediting procedures to ensure that amounts applied toward the purchase of the ADSs for each participant properly correspond with amounts withheld from the participant’s Compensation, and establish such other limitations or procedures as the Company Board (or the Committee) finds, in its sole discretion, advisable and consistent with the Plan.

19. Notices. All notices or other communications by a participant to the Company or the Committee under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company or the Committee at the location, or by the person, designated by the Company or the Committee for the receipt thereof.

20. Conditions Upon Sale of ADSs. ADSs shall not be sold with respect to an option unless the exercise of such option and the sale of such ADSs pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the United States Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder and the requirements of any stock exchange upon which the ADSs may then be listed, and shall be further subject to the approval of counsel for the Company or the Issuer with respect to such compliance.

21. Representations and Warranties. As a condition to the exercise of an option, the Committee may require the person exercising such option to represent and warrant at the time of any such exercise that the ADSs are being purchased only for investment and without any present intention to sell or distribute such ADSs if, in the opinion of counsel for the Company or the Issuer, such a representation is required by any of the aforementioned applicable provisions of law.

22. Term of Plan. The Plan shall become effective upon the earlier to occur of its adoption by the Issuer Board or its approval by the shareholders of the Issuer. It shall continue in effect for a term of ten (10) years thereafter unless sooner terminated under Section 18 hereof.

23. Shareholder Approval. In the event that the Plan is not approved by the shareholders of the Issuer holding a majority of its outstanding ADSs and Ordinary Shares within twelve months of the adoption of the Plan by the Issuer Board, the Plan shall automatically terminate, all the ADSs purchased during any Offering Period shall be sold on the open market and all payroll deductions on behalf of Plan participants shall be returned to them, subject to any appropriate withholding.

*     *     *

As adopted by the Board of Directors of

Teva Pharmaceutical Industries Limited

on May 5, 2008

EXHIBIT A

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

2008 EMPLOYEE STOCK PURCHASE PLAN

FOR U.S. EMPLOYEES

SUBSCRIPTION AGREEMENT

Original Application	Enrollment Date: , 20
Change in Payroll Deduction Rate

1.                     hereby elects to participate in the Teva Pharmaceutical Industries Limited 2008 Employee Stock Purchase Plan for U.S. Employees (the “Employee Stock Purchase Plan”) and subscribes to purchase American Depositary Shares (“ADSs”) of Teva Pharmaceutical Industries Limited in accordance with this Subscription Agreement and the Employee Stock Purchase Plan.

2. I hereby authorize payroll deductions from each paycheck in the amount of     % (a whole number not to exceed 10%) of my Compensation on each payday during the Offering Period in accordance with the Employee Stock Purchase Plan. (Please note that no fractional percentages are permitted.)

3. I understand that said payroll deductions will be accumulated for the purchase of ADSs at the applicable Purchase Price determined in accordance with the Employee Stock Purchase Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option on the Exercise Date.

4. I have received a copy of the complete “Teva Pharmaceutical Industries Limited 2008 Employee Stock Purchase Plan for U.S. Employees.” I understand that my participation in the Employee Stock Purchase Plan is in all respects subject to the terms of the Plan.

5. ADSs purchased for me under the Employee Stock Purchase Plan should be issued in the name of (Employee Only):

6. I understand that ADSs purchased by me under the Plan will be held in an account for me by the Company until I request delivery of such ADSs.

7. I understand that, under current Federal income tax law, if I dispose of any ADSs received by me pursuant to the Plan within two years after the Enrollment Date (i.e., within two years after the first day of the Offering Period during which I purchased such ADSs), I will be treated for Federal income tax purposes as having made a disqualifying disposition, and as having received ordinary income at the time of such disposition in an amount equal to the excess of the Fair Market Value of the ADSs at the time such ADSs were delivered to me over the price which I paid for the ADSs. The remainder of the gain, if any, recognized on such disqualifying disposition will be taxed as capital gain. I hereby agree to notify the Company in writing within 30 days after the date of any disqualifying disposition of my ADSs and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon such disqualifying disposition. The Company may, but will not be obligated to, withhold from my Compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or disqualifying disposition of the ADSs by me. If I dispose of such ADSs at any time after the expiration of the two-year holding period, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (1) the excess of the Fair Market Value of the ADSs at the time of such disposition over the purchase price which I paid for the ADSs, or (2) 15% of the Fair Market Value of the ADSs on the last day of the Offering Period in which the ADSs were purchased. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

8. I hereby agree to be bound by the terms of the Employee Stock Purchase Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Employee Stock Purchase Plan.

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT SHALL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:
Signature of Employee

EXHIBIT B

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

2008 EMPLOYEE STOCK PURCHASE PLAN

FOR U.S. EMPLOYEES

NOTICE OF WITHDRAWAL

The undersigned participant in the Offering Period of the Teva Pharmaceutical Industries Limited 2008 Employee Stock Purchase Plan for U.S. Employees (the “Employee Stock Purchase Plan”) which began on                     , 20     (the “Enrollment Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. The undersigned hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account under the Employee Stock Purchase Plan with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be automatically terminated. The undersigned understands further that no further payroll deductions will be made for the purchase of American Depositary Shares of Teva Pharmaceutical Industries Limited in the current Offering Period and the undersigned shall thereafter be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement within the requisite time period set forth in the Plan.

Name and Address of Participant

Signature:

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

By:	/c/ Dan Suesskind
Name: Dan Suesskind Title: Chief Financial Officer

Date: May 23, 2008